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                               May 17, 2024

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 8, 2024
                                                            File No. 333-279223

       Dear Boaz Weizer:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the ordinary shares being registered for resale, disclose the price that the selling securityholders
paid for such ordinary shares.
   2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If
the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Boaz Weizer
ZOOZ Power Ltd.
May 17, 2024
Page 2
3. We note the significant number of redemptions of your Public Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.
Risk Factors, page 6

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Incorporation by Reference, page 44

5. It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants nor any of their predecessors must not have been a blank check company as defined in Rule
         419(a)(2) during the past three years. Refer to General Instruction VI.D of Form F-1.
         Please revise or advise.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
       Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences
FirstName LastNameBoaz Weizer
       in the purchase prices and the current trading price. Please also disclose the potential
Comapany
       profitNameZOOZ      Power Ltd.
              the selling securityholders will earn based on the current trading price. Lastly,
May 17,please
         2024include
                Page 2 appropriate risk factor disclosure.
FirstName LastName
 Boaz Weizer
FirstName  LastNameBoaz Weizer
ZOOZ Power    Ltd.
Comapany
May        NameZOOZ Power Ltd.
     17, 2024
May 17,
Page 3 2024 Page 3
FirstName LastName
7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources in the MD&A section to address any
         changes in the company   s liquidity position since the business
combination. If the
         company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kyle Wiley at 202-344-5791 or Jeff Kauten at 202-551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Alex Dinur